

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2017

Mail Stop 4720

<u>Via E-mail</u>
Kevin Glass
Chief Financial Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario
Canada, M5L 1A2

> **Re: Canadian Imperial Bank of Commerce**
> **Form 40-F for the Fiscal Year Ended October 31, 2016**
> **Filed December 1, 2016**
> **File No. 001-14678**

Dear Mr. Glass,

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year Ended October 31, 2016</u>

<u>Notes to the Consolidated Financial Statements, page 101</u>

<u>Note 33 – Subsequent Event, page 166</u>

1.   We note your disclosure that you entered into a definitive agreement to sell and lease back 89 retail properties located mainly in Ontario and British Columbia. We also note from you Form 6-K filed on February 23, 2017 that the transaction closed during the first quarter of 2017 and that you recognized a $245 million after-tax gain which was reported in the "Other" business line within Retail and Business Banking. Please respond to the following:

   • Tell us the business driver for this transaction.

- Provide additional background regarding the terms of the transaction with the purchaser. To the extent there were multiple purchasers involved in the transaction, please separately discuss each component of the transaction in detail, including whether there were any differences in the timing of the closing(s). Additionally, to the extent of multiple purchasers, describe any differences in prices paid for the properties, or differences in methodologies to determine the fair value price.

- Provide us with your analysis of the criteria supporting how the sale and leaseback transaction qualified as an operating lease.

- To the extent the lease includes both land and buildings, provide your analysis of the guidance in paragraphs 15A-17 of IAS 17.

- To the extent that the full gain has been recognized immediately on this transaction, describe the procedures performed to determine that the sales price was at fair value.

- Tell us whether you provided financing to the purchaser(s). If so, please describe the terms of the related financing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical & Policy Advisor
Office of Financial Services